UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EnerLume Energy Management Corp.
(Name of Issuer)

Convertible Notes with Warrants convertible into Common Stock of the Issuer
(Title of Class of Securities)

292762 101
(CUSIP Number)

Daniel Troiano, 2700 Neilson Way #529, Santa Monica, CA 90405
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ ..

SCHEDULE 13D

CUSIP No. 292762 101

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Daniel Troiano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,527,660 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.71%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.      Security and Issuer.

   The name of the issuer is EnerLume Energy Management Corp., a corporation (the "Issuer"). The address of the Issuer’s offices is 2 Broadway, Hamden, CT . This Schedule 13D relates to the Issuer’s Common Stock, par value $0.01 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(b) and (f) This statement is being filed by Daniel Troiano.

The address for the Reporting Person is 2700 Neilson Way #529, Santa Monica, CA  90405.   Mr. Troiano is an individual and a United States citizen.

  (d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

   The funds used for the acquisition of the Common Stock came from personal funds of Mr. Troiano.  No borrowed funds were used to purchase the Common Stock.

Item 4.       Purpose of Transaction.

The Reporting Person is engaged in personal investment in the issuer. In pursuing this business, the Reporting Person analyzed the operations, capital structure and markets of the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, the Reporting Person may hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as converting, purchasing or disposing of all or a portion of the holdings, adopting or not adopting certain types of anti-takeover measures and restructuring or not restructuring the Issuer’s capitalization or dividend policy.

Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

     (a)  As of the date hereof, Daniel Troiano may be deemed to be the beneficial owner of an aggregate of 2,527,660 shares of Common Stock.

      (b)  Mr. Troiano does not currently own certificated shares of common stock of the issuer and therefore  does not hold sole power to vote any of the shares of Common Stock described in (a) above.

(c)	Transactions in the Issuer’s Common Stock during the past 60 days:

I.
On July 30, 2008, Mr. Troiano acquired a Convertible Promissory Note with a principle face value of $500,000 and the right to convert his principle into 1,063,830 shares of Common Stock pursuant to the conversion feature of the Note.  Mr. Troiano also received warrants to purchase 250,000 shares of Common Stock at an exercise price of $0.54 per share.

II.
On August 11, 2008, Mr. Troiano accepted the offer to reprice the investment of his 2 year 9% Convertible Promissory Note with a principle face value of $500,000 with the right to convert his principle into 1,063,830 shares of Common Stock pursuant to the conversion feature of the Note.  The offer also allowed the repricing of the existing warrants to purchase 150,000 shares of Common Stock at an exercise price of $0.54 per share.

     (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, or proceeds from the sale of, the beneficial shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   There are no contracts, arrangements, understandings or relationships with the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer, other than the Reporting Person’s interest in the Convertible Promissory Notes..

Item 7.      Material to Be Filed as Exhibits.

   None.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2008

/s/ DANIEL TROIANO By: Daniel Troiano